Exhibit 99.1

Baidu Announces Second Quarter 2011 Results

BEIJING, China, July 26, 2011 – Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the second quarter ended June 30, 20111.

Second Quarter 2011 Highlights

•	Total revenues in the second quarter of 2011 were RMB3.415 billion ($528.4 million), a 78.4% increase from the corresponding period in 2010.

•	Operating profit in the second quarter of 2011 was RMB1.858 billion ($287.5 million), a 91.2% increase from the corresponding period in 2010.

•

Net income in the second quarter of 2011 was RMB1.633 billion ($252.6 million), a 95.0% increase from the corresponding period in 2010. Diluted earnings per ADS[2] for the second quarter of 2011 were RMB4.67 ($0.72); diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2011 were RMB4.77 ($0.74).

“Baidu had another excellent quarter, as we benefited from strong traffic growth and improved monetization,” said Robin Li, chairman and chief executive officer of Baidu. “We were especially encouraged with the strong spending from large customers, highlighting the increased value they saw from their marketing spend on Baidu.”

“We continued to see strong momentum and product integration from our Box Computing open data and application platforms during the quarter,” Mr. Li continued. “Our position at the center of China’s Internet ecosystem enables Baidu to benefit from key trends such as the growth of e-commerce. Looking ahead, I am confident that Baidu’s emphasis on innovation and execution will help us continue to attract and retain users and customers.”

Jennifer Li, Baidu’s chief financial officer, commented, “Our top and bottom line results grew strongly again this quarter, with healthy increases in overall traffic and paid click growth. We will continue to accelerate our investments in strategic areas, R&D, network infrastructure and bringing new talents on board to drive long term growth.”

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4635 to US$1.00, the effective noon buying rate as of June 30, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Effective on May 12, 2010, Baidu adjusted the ratio of its American depositary shares (“ADSs”) representing Class A ordinary shares from one (1) ADS for one (1) Class A ordinary share to ten (10) ADSs for one (1) Class A ordinary share. All earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

Second Quarter 2011 Results

Baidu reported total revenues of RMB3.415 billion ($528.4 million) for the second quarter of 2011, representing a 78.4% increase from the corresponding period in 2010.

Online marketing revenues for the second quarter of 2011 were RMB3.414 billion ($528.3 million), representing a 78.4% increase from the corresponding period in 2010. Baidu had approximately 298,000 active online marketing customers in the second quarter of 2011, representing a 17.3% increase from the corresponding period in 2010 and an 8.8% increase from the previous quarter. Revenue per online marketing customer for the second quarter was approximately RMB11,500 ($1,779), a 53.3% increase from the corresponding period in 2010 and a 29.2% increase from the previous quarter.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB269.1 million ($41.6 million), representing 7.9% of total revenues, as compared to 9.7% in the corresponding period in 2010 and 8.2% in the first quarter of 2011.

Bandwidth costs as a component of cost of revenues were RMB146.7 million ($22.7 million), representing 4.3% of total revenues, compared to 3.5% in the corresponding period in 2010. Depreciation costs as a component of cost of revenues were RMB143.2 million ($22.2 million), representing 4.2% of total revenues, compared to 4.4% in the corresponding period in 2010.

Selling, general and administrative expenses were RMB377.5 million ($58.4 million), representing an increase of 42.5% from the corresponding period in 2010, primarily due to increased personnel costs and marketing expenses.

Research and development expenses were RMB298.7 million ($46.2 million), an 87.5% increase from the corresponding period in 2010. The increase was primarily due to increased R&D headcount.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB34.7 million ($5.4 million) in the second quarter of 2011, compared to RMB21.6 million in the corresponding period in 2010 and RMB31.3 million in the previous quarter.

Operating profit was RMB1.858 billion ($287.5 million), representing a 91.2% increase from the corresponding period in 2010. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB1.893 billion ($292.9 million), a 90.6% increase from the corresponding period in 2010.

Income tax expense was RMB285.5 million ($44.2 million), compared to an income tax expense of RMB140.5 million in the corresponding period in 2010. The effective tax rate for the second quarter of 2011 was 14.9%, compared to 14.4% for the corresponding period in 2010 and 14.5% in the previous quarter.

Net income was RMB1.633 billion ($252.6 million), representing a 95.0% increase from the corresponding period in 2010. Basic and diluted earnings per ADS for the second quarter of 2011 amounted to RMB4.68 ($0.72) and RMB4.67 ($0.72), respectively.

Net income excluding share-based compensation expenses (non-GAAP) was RMB1.667 billion ($258.0 million), a 94.1% increase from the corresponding period in 2010. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2011 amounted to RMB4.78 ($0.74) and RMB4.77 ($0.74), respectively.

As of June 30, 2011, Baidu had cash, cash equivalents and short-term investments of RMB10.274 billion ($1.590 billion). Net operating cash inflow and capital expenditures for the second quarter of 2011 were RMB2.08 billion ($322.2 million) and RMB383.7 million ($59.4 million), respectively.

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB2.077 billion ($321.4 million) for the second quarter of 2011, representing an 88.1% increase from the corresponding period in 2010.

Outlook for Third Quarter 2011

Baidu currently expects to generate total revenues in an amount ranging from RMB3.950 billion ($611.1 million) to RMB4.050 billion ($626.6 million) for the third quarter of 2011, representing a 75.1% to 79.5% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on July 25, 2011, U.S. Eastern Daylight Time (8:00 AM on July 26, 2011, Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1 617 614 3453
UK:	+44 207 365 8426
Hong Kong:	+852 3002 1672

Passcode for all regions: 75748919

A replay of the conference call may be accessed by phone at the following number until August 1, 2011:

International: +1 617 801 6888

Passcode: 54464296

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Each of Baidu’s Class A ordinary shares is represented by 10 ADSs.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter 2011 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with U.S. GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel: 86-10-5992-7244

ir@baidu.com

Cynthia He

Brunswick Group LLC

Tel: 86-10-6566-2256

che@brunswickgroup.com

U.S.

Ms. Kate Tellier

Brunswick Group LLC

Tel: 1-212-333-3810

ktellier@brunswickgroup.com

Baidu, Inc.

Condensed Consolidated Balance Sheets

(in RMB thousands)	June 30 2011	December 31 2010
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	9,962,895	7,781,976
Restricted cash	168,281	38,278
Short-term investments	311,335	376,492
Accounts receivable, net	412,585	296,900
Other assets, current	98,722	103,654
Due from related parties	115,518	98,660
Deferred tax assets, net	119,730	86,487

Total current assets	11,189,066	8,782,447

Non-current assets:
Fixed assets, net	2,214,493	1,622,412
Intangible assets, net	235,747	115,798
Goodwill	63,684	63,686
Long-term investments, net	449,227	287,968
Deferred tax assets, net	30,843	30,843
Other assets, non-current	188,516	145,285

Total non-current assets	3,182,510	2,265,992

TOTAL ASSETS	14,371,576	11,048,439

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	129,270	—
Accounts payable and accrued liabilities	1,711,704	1,317,771
Customer advances and deposits	981,853	1,029,344
Deferred revenue	209,528	109,032
Deferred income	15,310	—
Due to related parties	—	95,700

Total current liabilities	3,047,665	2,551,847

Non-current liabilities:
Deferred Income	—	5,000
Loans payable, noncurrent	140,000	86,000

Total non-current liabilities	140,000	91,000

Total liabilities	3,187,665	2,642,847

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 27,045,340 shares and 27,089,545 shares issued and outstanding as at December 31, 2010 and June 30, 2011	12	12
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 7,804,332 shares and 7,804,332 shares issued and outstanding as at December 31, 2010 and June 30, 2011	3	3
Additional paid-in capital	1,641,145	1,557,258
Accumulated other comprehensive loss	(127,161)	(117,378)
Retained earnings	9,669,033	6,965,697

Total Baidu, Inc. Shareholders’ Equity	11,183,032	8,405,592
Noncontrolling Interest	879	—

Total equity	11,183,911	8,405,592

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,371,576	11,048,439

Baidu, Inc.

Condensed Consolidated Statements of Income

	For the Three Months Ended
(in RMB thousands except for share, per share and per ADS information)	June 30, 2011	June 30, 2010	March 31, 2011
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	3,414,454	1,913,467	2,434,780
Other services	568	927	1,426

Total revenues	3,415,022	1,914,394	2,436,206

Operating costs and expenses:
Cost of revenues (note 1, 2)	(880,364)	(518,336)	(669,713)
Selling, general and administrative (note 2)	(377,539)	(265,003)	(332,609)
Research and development (note 2)	(298,668)	(159,271)	(239,282)

Total operating costs and expenses	(1,556,571)	(942,610)	(1,241,604)

Operating profit	1,858,451	971,784	1,194,602

Other income:
Interest income	62,912	15,069	41,724
Foreign exchange (loss) gain, net	(57)	(23)	(1,933)
Gain (loss) from equity method investments	(7,578)	243	(7,861)
Other income, net	4,412	(9,201)	25,324

Total other income	59,689	6,088	57,254

Income before income taxes	1,918,140	977,872	1,251,856

Income taxes	(285,502)	(140,508)	(181,299)

Net income	1,632,638	837,364	1,070,557

Less: Net loss attributable to the noncontrolling interest	(141)	—	—
Net income attributable to Baidu, Inc.	1,632,779	837,364	1,070,557

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc. common shareholders-Basic	46.80	24.07	30.71
Net income attributable to Baidu, Inc. common shareholders-Diluted	46.70	23.98	30.63

Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu, Inc. common shareholders-Basic	4.68	2.41	3.07
Net income attributable to Baidu, Inc. common shareholders-Diluted	4.67	2.40	3.06

Weighted average number of Class A and Class B ordinary shares outstanding
Basic	34,887,961	34,794,808	34,865,552
Diluted	34,963,971	34,912,940	34,953,148

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(234,953)	(121,627)	(159,426)
Traffic acquisition costs	(269,062)	(185,642)	(198,602)
Bandwidth costs	(146,652)	(67,927)	(121,852)
Depreciation costs	(143,230)	(83,627)	(122,843)
Operational costs	(84,627)	(57,743)	(65,269)
Share-based compensation expenses	(1,840)	(1,770)	(1,721)

Total cost of revenues	(880,364)	(518,336)	(669,713)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(1,840)	(1,770)	(1,721)
Selling, general and administrative	(11,672)	(9,064)	(11,509)
Research and development	(21,201)	(10,757)	(18,083)

Total share-based compensation expenses	(34,713)	(21,591)	(31,313)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended June 30, 2010			Three months ended March 31, 2011			Three months ended June 30, 2011
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	971,784	21,591	993,375	1,194,602	31,313	1,225,915	1,858,451	34,713	1,893,164

	Three months ended June 30, 2010			Three months ended March 31, 2011			Three months ended June 30, 2011
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Net income attributable to Baidu, Inc	837,364	21,591	858,955	1,070,557	31,313	1,101,870	1,632,779	34,713	1,667,492

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	June 30, 2010	total revenues	March 31, 2011	total revenues	June 30, 2011	total revenues
Net cash provided by operating activities	1,237,682	65%	977,306	40%	2,082,597	61%

Changes in assets and liabilities, net of effects of acquisitions	(267,970)	-14%	286,139	12%	(231,103)	-6%
Income taxes expenses	140,508	7%	181,299	7%	285,502	8%
Interest income and other, net	(6,088)	0%	(57,254)	-2%	(59,689)	-2%

Adjusted EBITDA	1,104,132	58%	1,387,490	57%	2,077,307	61%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.